UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RED METAL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Securities)

75678R 10 3

(CUSIP Number)

Fladgate Exploration Consulting Corporation
195 Park Avenue
Thunder Bay, Ontario, Canada P7B 1B9
(807) 345-5380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 25, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75678R 10 3
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Fladgate Exploration Consulting Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) T
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 830,087
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 830,087
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 830,087
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.9%*
14. Type of Reporting Person (See Instructions) CO
* This percentage is computed on 16,939,634 shares of the Issuer's common stock outstanding on April 25, 2011.  On December 14, 2012, the Issuer reported a total of 17,956,969 shares outstanding.

Item 1.                Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) by Fladgate Exploration Consulting Corporation (the “Reporting Person”) amends and supplements the statement on Schedule 13D originally filed on May 28, 2010 (the “Original Schedule 13D”), by the Reporting Person relating to the common stock, par value $0.001 per share (the “Common Stock”) of Red Metal Resources Ltd. (the “Issuer”).  The Issuer’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.                Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

As a result of an increase in the number of the Issuer’s shares of Common Stock outstanding as reported in the Issuer's Form 10-K filed on May 2, 2011, the percentage ownership of the Reporting Person's Common Stock in the Issuer decreased from 8.1% to 4.9%.  On May 2, 2011 the Issuer reported 16,939,634 shares outstanding as of April 25, 2011.

Item 5.                Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, on April 25, 2011 the Reporting Person beneficially owned a total of 830,087 shares, or approximately 4.9%, of the Issuer’s common stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fladgate Exploration Consulting Corporation

March 13, 2013	/s/ Michael Thompson
Michael Thompson, President